UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2025
Commission File Number: 001-41891
Vast Renewables Limited
(Translation of registrant’s name into English)
Suite 7.02, 124 Walker Street,
North Sydney NSW 2060,
Australia
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒     Form 20-F ☐   Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On March 12, 2025, Vast Renewables Limited (the “Company” or “Vast”) issued a press release announcing that on March 6, 2025, it received a notification (the “MVLS Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirement for continued listing to maintain a minimum Market Value of Listed Securities (“MVLS”) of $35,000,000, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”) and that on March 10, 2025, the Company received a second notice (the “Minimum Price Notice”) from Nasdaq stating that the Company is not in compliance with the requirement for continued listing to maintain a minimum bid price of at least $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Requirement”), a copy of which is furnished as Exhibit 99.1 to this Report.
Forward-Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding VS1, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, capital expenditures, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to estimate project costs and to execute its business plan, including the completion of the Port Augusta project (including VS1), at all or in a timely manner; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast; changes in applicable laws or regulations and general economic and market conditions impacting project costs and/or demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated March 12, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited

Date: March 12, 2025

	By:	/s/ Marshall D. Smith
	Name:	Marshall D. Smith
	Title:	Chief Financial Officer